ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

July 25, 2019	Jasmin M. Ali T +1 212 596 9604 jasmin.ali@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund, DoubleLine Low Duration Bond Fund, DoubleLine Flexible Income Fund, and DoubleLine Shiller Enhanced CAPE® (each a “Fund” and, together, the “Funds”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on July 15 and July 17, 2019, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 66 to its registration statement and the Trust’s responses to comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission on July 12, 2019. PEA No. 66 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on May 10, 2019 to register Class R6 shares of the Funds, a new share class of each Fund. The Trust expects to file a PEA pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) to (i) reflect revisions in response to the Staff’s comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 66.

A summary of the comments made by the Staff on July 15 and 17, 2019 and the Trust’s responses thereto are set forth below.

Prospectus

1.

Comment: The Staff notes the Funds’ responses to Comment 1 in the comment response letter dated July 12, 2019 (the “Previous Letter”) and requests that the Trust please provide the following additional information:

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a.

With respect to DoubleLine Shiller Enhanced CAPE®, please explain how management assessed the liquidity risk of the Fund given that, according to the Fund Fact Sheet dated March 31, 2019, the Fund is levered approximately equal to its net assets. See page 154-55 of Investment Company Liquidity Risk Management Programs, Release No. 32315 (Oct. 13, 2016).

b.	What percentage of each Fund is invested in below investment grade non-agency mortgage-backed securities (“non-agency MBS”), as of a convenient date?

c.

With respect to each of DoubleLine Low Duration Bond Fund, DoubleLine Flexible Income Fund, and DoubleLine Shiller Enhanced CAPE®, what percentage of each Fund’s assets is invested in below investment-grade collateralized loan obligations (“CLO”), as of a convenient date?

Response: With respect to Comment 1(a), the Trust respectfully refers the Staff to its response to Comment 1 in the Previous Letter. Within the context of that larger framework, the Adviser considers leverage and seeks to assess those factors that it determines most relevant in assessing the effect of leverage on a Fund’s liquidity risk, including the terms relating to a Fund’s contractual right, and its historical demonstrated ability, to adjust or close out the transactions involving leverage. In the case of DoubleLine Shiller Enhanced CAPE®, the Fund has historically achieved leverage principally through the notional investment exposure provided by swap contracts. As described in the Prospectus, this investment approach facilitates the Fund’s ability to invest its available cash assets in fixed income investments. The Fund has historically invested substantially all of the Fund’s investable cash in relatively high quality and short duration fixed income investments. In assessing the Fund’s liquidity risk, including that arising out of the Fund’s use of leverage, the Fund considers the other sources of liquidity available to it, including that it has generally held a portfolio of relatively high quality and short duration fixed income investments with a value approximating its net assets. In light of all of the factors considered, including those required by Rule 22e-4, the Adviser continues to believe that the Fund’s investment strategy is appropriate for an open-end fund structure.

With respect to Comment 1(b), the Funds’ investments in below investment grade non-agency MBS as of March 31, 2019 were as follows: 10.0%, 2.9%, 1.7%, 11.4%, and 6.6% for DoubleLine Total Return Bond Fund, DoubleLine Core Fixed Income Fund, DoubleLine Low Duration Bond Fund, DoubleLine Flexible Income Fund, and DoubleLine Shiller Enhanced CAPE®, respectively.

With respect to Comment 1(c), the Funds’ investments in below investment grade CLOs as of March 31, 2019 were as follows: 0.0%, 1.8%, and 0.0% for DoubleLine Low

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Duration Bond Fund, DoubleLine Flexible Income Fund, and DoubleLine Shiller Enhanced CAPE®, respectively.

2.

Comment: Explain to us how valuing derivatives at notional value, as described in the Fund’s response to Comment 2 in the Previous Letter, is consistent with Rule 35d-1(a)(2)(i), Rule 35d-1(a)(3)(i), and Section 2(a)(41) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund respectfully submits that Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.1 Accordingly, Rule 35d-1 requires a fund with a certain name to invest at least 80% of its assets in the type of investment suggested by its name to provide an investor “greater assurance that the company’s investments will be consistent with its name.”2 In adopting Rule 35d-1, however, the SEC did not provide definitive guidance as to how to calculate the asset value of derivatives.3 In fact, the SEC has since requested comment as to whether “notional value” should be used to value derivatives in certain situations,4 noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.5 Absent a clear directive to the contrary, the SEC has not disapproved of the use of notional value in appropriate contexts, such as for Rule 35d-1.

1 Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

2 35d-1 Adopting Release at Sec. I.

3 We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Fund respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Fund respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

4 Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”) at Secs. III.B.1., IV.D and V.C.

5 See Derivatives Release at n. 16.

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The Fund simply reserves the right to use an investment’s notional value to comply with its 80% investment policy where determined appropriate in the Adviser’s discretion. The Fund respectfully asserts that the use of notional value of derivatives in applying the 80% policy could be seen to further the purposes of Rule 35d-1 under certain circumstances, such as when a position’s notional value more accurately reflects “economic characteristics” and “economic fortunes and risks” of the fund’s investments.

As originally proposed, Rule 35d-1 would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.6 In the adopting release, the SEC revised references to “securities” to instead reference “investments”7, noting that this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”8 The Fund respectfully submits that for certain derivatives, the notional value may be more indicative of the potential investment exposure and return on a particular underlying asset, which means the notional value might be seen to provide a more accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.9

3.	Comment: The Staff notes the Trust’s responses to Comment 10 from the Previous Letter and requests that the Trust:

a.

Please explain how a Treasury index such as the ICE BofAML 1-3 Year U.S. Treasury Index is an appropriate broad-based index for DoubleLine Low Duration Bond Fund, which invests in debt securities of any kind, according to its Principal Investment Strategies. See Investment Companies: Performance Disclosure, Note 21, SEC Release No. IC-19382 (Apr. 6, 1993) (the “Adopting Release”) (“A broad-based index is one that provides investors with a performance indicator of

6 35d-1 Adopting Release at n.13.

7 Id.

8 Id.

9 See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Fund believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating the Fund’s relevant investments providing exposure to the type of investments suggested by the Fund’s name.

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the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”) (emphasis added).

b.

Please explain how the Bloomberg Barclays U.S. Aggregate 1-3 Year Bond Index is an appropriate broad-based index for DoubleLine Low Duration Bond Fund in light of the fact that the Fund may invest up to 50% of its total assets in fixed income instruments rated below investment grade.

Response: With respect to Comment 3(a), the Fund respectfully notes that the Fund also includes a secondary index in its Prospectus, the Bloomberg Barclays U.S. Aggregate 1-3 Year Bond Index, which includes debt securities other than U.S. Treasury obligations. The Fund respectfully submits that each index shown in the Fund’s Prospectus is widely used as representative of broad portions of the overall bond market and that the Bloomberg Barclays U.S. Aggregate 1-3 Bond Index is not comprised only of issuers in the same industry or in a group of related industries.

With respect to Comment 3(b), the Fund notes that, “[u]nder normal circumstances, the Fund intends to invest primarily in fixed income and other income-producing instruments rated investment grade and unrated securities considered by the Adviser to be of comparable credit quality.” As of June 30, 2019, more than 75% of the Fund’s portfolio was investment grade. Accordingly, the Trust believes that the Bloomberg Barclays U.S. Aggregate 1-3 Year Bond Index provides a useful and relevant point of comparison for Fund investors.

4.

Comment: The Staff restates Comment 13 from the Previous Letter. Please explain how the ICE BofAML 1-3 Year Eurodollar Index is appropriate for the DoubleLine Flexible Income Fund, in light of the fact that the Fund may invest in debt instruments of any maturity.

Response: The Fund respectfully submits that broad-based, diversified indices of debt securities necessarily have calculated fixed durations that tend to not change significantly over the short term. Further, the Fund respectfully submits that no broad-based index of fixed income securities will have an effective duration reflective of the broad flexibility the Fund has reserved to invest in a portfolio of debt securities of any duration (and to change that duration over the short term). Accordingly, the Fund respectfully submits that the selection of any index should be expected to – at one time or another – lead to a situation where the Fund’s duration deviates significantly from that of the index. Moreover, the Fund believes that the ICE BofAML 1-3 Year Eurodollar Index provides a useful and relevant point of comparison for Fund investors irrespective of whether (i) the duration of the Fund’s portfolio remains within the one to three range as it has over recent periods (as of June 30, 2019, the Fund’s dollar-weighted average effective duration was

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1.92 or (ii) the Fund’s investment adviser determines to construct a portfolio with lesser or greater interest rate risk than the index, in which case – all other things remaining equal – the contributions or detractions from performance as a result of that duration positioning will be shown in the Fund’s performance relative to the index.

5.

Comment: The Staff makes reference to Comment 16 from the Previous Letter and requests that the Fund revise its principal investment strategies to disclose the Shiller Barclays CAPE® US Sector TR USD Index’s policy regarding market capitalization.

Response: The Fund respectfully submits that it does not believe the referenced index has a market capitalization policy. The referenced index seeks to represent the performance of the four sectors of the U.S. economy selected each month using the index’s methodology. The index selects a sector ETF to represent each sector of the U.S. economy selected by the index methodology and utilizes the selected sector ETFs as its index components. Accordingly, the Fund’s exposure to issuers of equity securities of different market capitalizations is determined by the composition of the relevant selected sectors (and, more directly, by the relevant sector ETFs selected by the index provider). Accordingly, the Fund respectfully declines to make the requested change at this time.

6.

Comment: The Staff makes reference to Comment 30 from the Previous Letter and requests that the Trust explain how the disclosure that “[r]edemption requests will be priced at the NAV next determined after they are received in good order by a Fund” is consistent with the first sentence of Section II.A. of Proposed Rule: Amendments to Rules Governing Pricing of Mutual Fund Shares, SEC Release No. IC-26288 (Dec. 11, 2003) (the “Proposing Release”) (“Rule 22c-1 currently deems a purchase or redemption order to be received, for purposes of determining the appropriate day’s price, when the retail dealer receives the order, even if it is actually submitted to the fund’s transfer agent at a later time.”).

Response: The Trust will revise the relevant disclosure as follows:

Redemption requests will be priced at the NAV next determined after they are received in good order by a Fund or an authorized financial intermediary. In the case of a request furnished to an authorized financial intermediary, the Fund’s processing of your redemption request may be adversely affected if the request is not ~~must be~~ subsequently communicated by your financial intermediary timely and properly to the Fund; your financial intermediary is responsible for ensuring that your request is received by the Fund timely and in good order. Please contact your financial intermediary for instructions on how to place redemption requests. Because financial intermediaries’ processing times and arrangements with the Funds may vary, please ask your financial intermediary when your account will be debited.

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*    *    *    *    *    *

We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9604 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jasmin Ali

Jasmin Ali

cc:	Adam D. Rossetti, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.